UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the unaudited consolidated financial results for the three months ended June 30, 2010 of China Cord Blood Corporation (the “Company”).

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30 and March 31, 2010

	June 30,		March 31,
	2010		2010
	US$	RMB	RMB
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	47,676	323,315	280,835
Accounts receivable, less allowance for doubtful accounts (June 30, 2010: RMB8,706; March 31, 2010: RMB8,016)	7,948	53,902	61,349
Inventories	1,126	7,635	5,070
Prepaid expenses and other receivables	1,591	10,788	13,137
Deferred tax assets	612	4,151	3,443
Total current assets	58,953	399,791	363,834
Property, plant and equipment, net	36,546	247,836	250,491
Non-current prepayments	1,199	8,128	151,138
Non-current accounts receivable, less allowance for doubtful accounts (June 30, 2010: RMB12,567; March 31, 2010: RMB9,181)	28,517	193,386	176,874
Inventories	4,546	30,830	29,637
Intangible asset, net	3,842	26,054	26,297
Available-for-sale equity securities	5,502	37,313	48,475
Other investment	20,575	139,532	-
Deferred tax assets	83	565	288
Total assets	159,763	1,083,435	1,047,034

LIABILITIES
Current liabilities
Bank loan	6,636	45,000	45,000
Accounts payable	966	6,549	5,410
Accrued expenses and other payables	3,241	21,976	22,475
Deferred revenue	6,361	43,135	36,074
Amounts due to related parties	436	2,960	2,977
Income tax payable	769	5,217	4,098
Total current liabilities	18,409	124,837	116,034
Deferred revenue	15,214	103,174	93,155
Other non-current liabilities	2,668	18,096	15,978
Deferred tax liabilities	282	1,910	2,259
Total liabilities	36,573	248,017	227,426

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30 and March 31, 2010 – (continued)

	June 30,		March 31,
	2010		2010
	US$	RMB	RMB
	(in thousands except share data)

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 67,025,096 shares and 66,743,693 shares issued and outstanding as of June 30 and March 31, 2010, respectively	7	46	46
Additional paid-in capital	107,496	728,983	719,329
Accumulated other comprehensive (loss)/income	(1,570)	(10,642)	2,221
Retained earnings	15,465	104,876	87,290
Total shareholders’ equity	121,398	823,263	808,886
Noncontrolling interests	1,792	12,155	10,722
Total equity	123,190	835,418	819,608
Total liabilities and equity	159,763	1,083,435	1,047,034

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended June 30, 2010 and 2009

	Three months ended June 30,
	2010		2009
	US$	RMB	RMB
	(in thousands except per share data)

Revenues	10,572	71,696	57,928
Direct costs	(2,544)	(17,252)	(16,256)
Gross profit	8,028	54,444	41,672
Operating expenses
Research and development	(228)	(1,543)	-
Sales and marketing	(1,488)	(10,090)	(7,041)
General and administrative	(2,868)	(19,456)	(11,576)
Total operating expenses	(4,584)	(31,089)	(18,617)
Operating income	3,444	23,355	23,055
Other income/(expense), net
Interest income	361	2,451	1,031
Interest expense	(89)	(606)	(460)
Exchange (loss)/gain	(35)	(237)	113
Write-off of deferred reverse recapitalization costs	-	-	(21,566)
Others	17	114	293
Total other income/(expense), net	254	1,722	(20,589)
Income before income tax	3,698	25,077	2,466
Income tax expense	(901)	(6,110)	(5,773)
Net income/(loss)	2,797	18,967	(3,307)
Income attributable to noncontrolling interests	(204)	(1,381)	(1,285)
Net income/(loss) attributable to shareholders	2,593	17,586	(4,592)

Net income/(loss) per share:
Attributable to ordinary shares
-Basic	0.04	0.26	(0.18)
-Diluted	0.04	0.26	(0.18)

Attributable to redeemable ordinary shares
-Basic	-	-	0.22
-Diluted	-	-	0.22

Other Events

On September 10, 2010, the Company issued a press release announcing preliminary unaudited consolidated financial results for the three months ended June 30, 2010. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated September 10, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: September 10, 2010